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                              August 31, 2020

       Michael C. Pearl
       Vice President and Chief Executive Officer
       Western Midstream Partners, LP
       9950 Woodloch Forest Drive
       The Woodlands, TX 77380

                                                        Re: Western Midstream
Partners, LP and
                                                            Western Midstream
Operating, LP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File Nos. 001-35753
and 001-34046

       Dear Mr. Pearl:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Yead Ended December 31, 2019

       Cover Page

   1. We note that you appear to be relying upon General Instruction I of Form 10-K. Please confirm, on the date of
filing your report, that you met the conditions set forth in General
                                                        Instruction I(1)(a) and
(b) of Form 10-K and therefore you filed your report with the reduced disclosure
format. To the extent that you rely upon General Instruction I of Form
                                                        10-K in future filings,
please confirm that you will prominently set forth, on the cover page of the Form 10-K,
a statement that you meet the conditions set forth in General
                                                        Instruction I(a) and
(b) of Form 10-K and therefore are filing your report with the reduced disclosure format.
Refer to General Instruction I(1)(c) of Form 10-K.
 Michael C. Pearl
Western Midstream Partners, LP
August 31, 2020
Page 2


1. Summary of Significant Accounting Policies
Basis of Presentation, page 138

2. You disclose that you apply proportionate consolidation to the Springfield system and
         Marcellus Interest systems, consolidating your associated share of assets, liabilities, revenues and expenses attributable to these assets. Please provide your analysis of FASB
         ASC 810-10-45-14 and 932-810-45-1 that supports your application of proportionate consolidation to these operations. Your analysis should also explain how you concluded that that the nature of the operations constitute "oil and gas producing activities" as defined in FASB ASC 932-10-15-2A.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 with any questions.



FirstName LastNameMichael C. Pearl                           Sincerely,
Comapany NameWestern Midstream Partners, LP
                                                             Division of
Corporation Finance
August 31, 2020 Page 2                                       Office of Energy &
Transportation
FirstName LastName